UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

SMART DECISION, INC.

(Exact name of issuer as specified in its charter)

Wyoming	82-3182235
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110

BOCA RATON, FL 33431

(Full mailing address of principal executive offices)

(877) 267-6278

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Overview

Smart Decision, Inc. was incorporated on September 5, 2017 and commenced operations immediately thereafter. We are still in the research development stage of our business, aiming to develop and sell an application for consumers to be able to select the right LED bulb/fixtures. By selecting the right product the first time it dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company plans to develop additional algorithms for other consumer categories in the future.

In addition to our LED Smart Decision algorithm, we have started to develop an algorithm for the Cannabidiol (“CBD”) market. As with the LED Lighting market, CBD is exhibiting strong growth in the consumer sector. At the same time, there is quite a bit of confusion for the consumer, in terms of what CBD product(s) would suit their needs best. CBD is affecting industries as diverse as cosmetics, food and beverage and pharmaceuticals.

In the past few years, CBD has generated considerable headlines as it has become increasingly integrated into mainstream society. BDS Analytics and Arcview Market Research project that the collective market for CBD sales in the United States will surpass $20 billion by 2024. This forecast is a slight increase from the recent forecast made by New York-based investment bank Cowen & Co., which estimated that the market could generate more than $15 billion by 2025.

The forecasts take into account products sold through licensed dispensaries, pharmaceuticals and in the general market retail, which includes cafes, smoke shops, grocery stores, and pharmacies. However, BDS Analytics predicts that the majority of CBD product sales will soon occur in general retail stores instead of cannabis dispensaries. CBD product sales in dispensaries since 2014 have grown at an even faster rate than overall sales in dispensaries. Furthermore, CBD consumers are an average age of 40.

We look to introduce our patent-pending CBD algorithm by the first quarter of 2020.

Recent Developments

In September 2017, we granted 33,750,000 Class A common shares to two founders for services. The shares were valued at a nominal value of $0.0001 per share for a total of $3,375 which was charged to compensation expense.

On February 16, 2018, we amended our Articles of Incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide our Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder.

As part of the amendment we also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. Our board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative , noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

1

In February 2018, we sold 32,750,000 shares of Class A Common Stock to investors at $0.0001 per share for a total cash consideration of $3,275.

As of the date of the filing of this Semiannual Report on Form 1-SA, we sold an additional 5,990,000 shares of Class A Common Stock to investors under its Regulation A offering at $0.01 per share for total cash consideration of $59,900.

Revenue

We generated no revenues during the six months ended June 30, 2019 or for the six months ended June 30, 2018.

Net loss

As a result of the foregoing, for the six months ended June 30, 2019 and 2018 we recorded a net loss of $34,968 and $23,944, respectively. The loss is mainly comprised of accounting and audit fees, legal fees, and the remaining attributable to bank charges, general and administrative, office supplies and software license fees. Currently operating costs exceed revenue because we have no sales during this period. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash on hand of $585 at June 30, 2019 and $3,787 at June 30, 2018. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations we will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

For the six months ended June 30, 2019 we used $33,577 of cash in operating activities and for six months ended June 30, 2018, we used $13,466 of cash in operating activities. During the six months ended 2019, use of cash primarily consisted of our net loss of $34,968 offset by an increase in our accounts payable of $974 while the 2018 cash primarily consisted of our net loss of $23,944 offset by an increase in accounts payable of $6,900 and an increase in accrued expenses of $3,000.

Financing Activities

For the six months ended June 30, 2019, financing activities provided $25,400 and for the six months ended June 30, 2018, financing activities provided $13,465. We received proceeds from the issuance of a convertible note and the sale of our Class A common stock.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

2

Critical Accounting Policies and Estimates

This summary of significant account policies of the Company is presented to assist in understanding our financial statements. The financial statements and the notes are the representation of our management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of stock compensation and the valuation of our deferred tax assets.

Borrowings

Borrowings are recognized initially at cost, which is the fair value of the proceeds received, net of transaction costs incurred or beneficial conversion feature values which are recorded as debt discounts. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Stock-Based Compensation

We record stock-based compensation in accordance with the guidance in ASC Topic 718 which requires us to recognize expenses related to the fair value of its employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Item 2.	Other Information

On August 7, 2019, the Company entered into Amendment No. 1 to the Lock-up and Resale Restriction Agreement dated effective February 28, 2019 pursuant to which, during the months July, August, September, and October 2019, the “trickle” into the market was amended from 50,000 shares per month on a non-cumulative basis to 500,000 shares per month (from July-October 2019) on a cumulative basis.

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Item 3.	Financial Statements

SMART DECISION, INC.

BALANCE SHEETS

(Unaudited)

	June 30, 2019	June 30, 2018

ASSETS

CURRENT ASSETS:
Cash	$585	$3,787
TOTAL CURRENT ASSETS	585	3,787

TOTAL ASSETS	$585	$3,787

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,725	$6,899
Accrued expenses	28,808	8,500
Accrued interest	2,331	619
Convertible note	41,000	16,000
Note payable - related party	1,201	1,201
TOTAL CURRENT LIABILITIES	75,065	33,219

Commitments and contingencies (Note 4)

STOCKHOLDERS' DEFICIT
Preferred stock; par value $0.0001; 1,000,000,000 shares authorized; none issued and outstanding	–	–
Common stock; par value $0.0001: 5,000,000,000 shares authorized;
Common stock - Class A; 4,900,000,000 shares designated; 70,590,,000 and 66,500,000 issued and outstanding at June 30, 2019 and 2018, respectively	7,059	6,650
Common stock - Class B; 100,000,000 shares designated; 1,900,000 and none issued and outstanding at June 30, 2019 and 2018, respectively	190	190
Additional paid in capital	59,491	–
Accumulated deficit	(141,220)	(36,272)
TOTAL STOCKHOLDERS' DEFICIT	(74,480)	(29,432)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$585	$3,787

The accompanying notes are an integral part of these financial statements

4

SMART DECISION, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30. 2018

Revenues	$–	$–

OPERATING EXPENSES
Accounting	4,000	6,000
Audit fees	5,000	10,097
Bank charges	308	260
Compensation	–	190
Computer & internet	359	257
Consulting fees	–	–
Dues & Subscriptions	–	–
Edgar fees	341	1,576
Filing fees	9,650	40
General and administrative	–	–
Investor portal	3,060	–
Legal	5,125	2,500
Meals & entertainment	96	28
Office expense	1,106	807
Office supplies	–	148
Patent expense	122	100
Postage	253	–
Professional fees	575	–
Rent expense	1,500	–
Software license fees	210	166
Telephone expense	136	170.00
Transfer agent fees	800	–
Travel	1,304	1,027.00

Total Operating Expenses	33,945	23,366

LOSS FROM OPERATIONS	(33,945)	(23,366)

OTHER (EXPENSE)
Interest expense	(1,023)	(578)
Total other expense	(1,023)	(578)

LOSS BEFORE INCOME TAX PROVISION	(34,968)	(23,944)

INCOME TAX PROVISION	–	–

NET LOSS	$(34,968)	$(23,944)

NET LOSS PER SHARE	$–	$–

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	63,659,726	33,750,000

The accompanying notes are an integral part of these financial statements

5

SMART DECISION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common stock - Class A		Common stock - Class B		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Shares Issued to Founders for Services	33,750,000	$3,375	–	$–	$–	$–	$3,375

Net loss for the period September 5, 2017 (inception) through December 31, 2017	–	–	–	–	–	(12,328)	(12,328)

Balance, December 31, 2017	33,750,000	$3,375	–	$–	$–	$(12,328)	$(8,953)

Shares issued for services	–	–	1,900,000	190	–	–	190
Shares issued for cash	38,700,000	3,870	–	–	58,905	$–	62,775

Net loss for the year ended December 31, 2018						(93,924)	(93,924)

Balance December 31, 2018	72,450,000	$7,245	1,900,000	$190	$58,905	$(106,252)	$(39,912)

Cancellation of Common stock	(1,900,000)	(190)			190		–
Shares issued for cash	40,000	$4	–	–	396	–	400
Net loss for the six months ended June 30, 2019	–	–	–	–	–	(34,968)	(34,968)

Balance at June 30, 2019	70,590,000	$7,059	1,900,000	$190	$59,491	$(141,220)	$(74,480)

The accompanying notes are an integral part of these financial statements

6

SMART DECISION, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2018

Cash Flows from Operating Activities:
Net Loss	$(34,968)	$(23,944)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	–	–
Changes in Operating Assets and Liabilities:
Increase in accounts payable	974	6,900
(Decrease) Increase in accrued expenses	(423)	3,000
Increase in accrued interest	840	578
Net cash used in operating activities	(33,577)	(13,466)

Cash Flows from Financing Activities:
Loan proceeds from convertible debentures	25,000	10,000
Loan from related party	–	–
Additional paid in capital	586	–
Cancellation of Common stock	(190)	–
Proceeds from sale of common stock	4	3,465
Net cash provided by financing activities	25,400	13,465

Net Increase in cash	(8,177)	(1)
Cash at the Beginning of the Period	8,762	3,788
Cash at the End of the Period	$585	$3,787

Supplemental Disclosure:
Cash paid for interest	–	–
Income taxes paid	–	–

The accompanying notes are an integral part of these financial statements

7

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2019 and 2018

(Unaudited)

Note 1 – Nature of Operations and Basis of Presentation

Smart Decision, Inc. (the “Company”) was incorporated in the state of Wyoming on September 5, 2017. The Company has researched and developed an algorithm for the consumer and business LED Lighting Market. With the Company’s patent pending “Smart Decision” algorithm, consumers should be able to select the right LED bulbs/fixtures by answering a handful of consumer-friendly questions.  Ultimately, selecting the right product the first time dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer.  The Company intends to develop additional algorithms for other consumer categories in the future.

Risks and Uncertainties

The Company has not commenced planned principal operations. Our activities since inception include devoting substantially all of our efforts to business planning development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of our development activities to launch its marketing plan and generate revenues and to raising capital. The Company has generated no revenue from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2019, the Company had an accumulated deficit of $141,220, a stockholders’ deficit of $74,480 and a working capital deficiency of $74,480. For the six months ended June 30, 2019, the Company had a net loss and cash used in operating activities of $34,968 and $33,577, respectively, and the Company has not generated any revenues as of the date of this report. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. There is currently no public market for the Company’s common stock. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2 - Summary of Significant Accounting Policies

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of stock compensation and the valuation of our deferred tax assets.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents

Cash comprises cash held on demand with banks. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at June 30, 2019 and 2018.

8

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2019 and 2018

(Unaudited)

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Business segments

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of June 30, 2019 and 2018.

Fair Value Measurements

On September 5, 2017, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures.” ASC 820-10 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not identify any recurring or non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value in accordance with ASC 815.

Borrowings

Borrowings are recognized initially at cost, which is the fair value of the proceeds received, net of transaction costs incurred or beneficial conversion feature values which are recorded as debt discounts. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Stock-Based Compensation

The Company records stock-based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

9

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2019 and 2018

(Unaudited)

Net Income per Share

The Company computes net loss per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis. For the six months ended June 30, 2019 and 2018 there were 160,000,000 and 60,000,000, respectively, potential dilutive securities related to convertible notes.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Convertible note and note payable related party

Convertible Note and Note payable related party consist of the following at June 30,

	2019	2018
Convertible note dated December 14, 2017, for $6,000, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On December 13, 2018 the maturity date of the note was extended to December 14, 2019.	$6,000	$6,000

Convertible note dated March 22, 2018, for $20,000 ($10,000 received as of December 31, 2018 and $8,000 received on March 25, 2019), interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 22, 2019. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On March 21, 2019 the maturity date of the note was extended to March 22, 2020.
	18,000	10,000

Note payable – related party, dated October 29, 2017; interest accruing at 8%, maturity November 9, 2018. On November 8, 2018 the maturity date of the note was extended to November 9, 2019	1,200	1,200

Convertible note dated May 20, 2019, for $50,000 ($17,000 received as of June 30, 2019), interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) Fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of May 20 , 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the Company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.	17,000	–
Total	42,200	17,200
Less current portion	(42,000)	(17,200)
Long term notes payable	$–	$–

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SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2019 and 2018

(Unaudited)

Note 4 – Commitments and Contingencies

On February 15, 2018 the Company entered into an employment agreement with the Company’s CEO. The term of the agreement is for five years and may be extended in one-year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors

On February 16, 2018 the Company entered into an employment agreement with the Company’s treasurer. The term of the agreement is for five years and may be extended in one-year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 22, 2018 the Company entered into an employment agreement with a director of the Company. The agreement may be terminated at the option of the Company for “Cause,” as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

On February 28, 2018 the Company entered into an employment agreement with a director of the Company. The agreement may be terminated at the option of the Company for “Cause,” as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

Note 5 - Equity

On February 16, 2018 the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder. The presentation of the authorized and designated shares has been retroactively applied to the balance sheet for the periods presented.

As part of the amendment the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative, noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

In September 2017 the Company granted 33,750,000 Class A common shares to two founders for services. The shares were valued at a nominal value of $0.0001 per share for a total of $3,375 which was charged to compensation expense.

On February 6, 2018, the Board of Directors granted the Company’s CEO, 1,000,000 shares of Class B Common, and the Company’s, treasurer, 900,000 shares of Class B Common Stock valued at a nominal $0.0001 per share for services rendered, or $190.

In February 2018 the Company sold 32,750,000 Class A common shares for $0.0001 per share for proceeds of $3,275, and then 5,950,000 Class A Common shares in August through October 2018 for $0.01 per share totaling $59,500.

In April 2019, the founders, Adam Green and Eric Gutmann, contributed 1,050,000 and 900,000 Class A common shares back to the Company.

In May 2019 the Company sold 40,000 Class A common shares for $0.0001 per share for proceeds of $400.

11

SMART DECISION, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

June 30, 2019 and 2018

(Unaudited)

Note 6 – Income Taxes Payable

As of December 31, 2018, the Company had approximately $109,354 in net operating loss carry forwards for federal income tax purposes of which $12,107 may be carried forward through 2037 and $97,247 may be carried forward indefinitely subject to annual usage limitations. Generally, these can be carried forward and applied against future taxable income at the tax rate applicable at that time. The Company is currently using a 21% effective tax rate for our projected available net operating loss carry-forward.  The Company’s use of these NOLs may be limited under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended.

Components of deferred tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2017
Net Operating loss carryforward	$26,848	$1,816
Valuation Allowance	(26,848)	(1,816)
Net Deferred Tax Assets	$–	$–

A reconciliation of the effective tax rate with the statutory Federal income tax rate was as follows for the year ended December 31, 2018:

	For the year ended December 31, 2018:		From September 5, 2017 (inception) to December 31, 2017:
Federal statutory rate	(21%	)	(15%	)
State taxes, net of Federal benefit	(4.74%	)	(6%	)
Permanent differences	0.12%		0
Change in valuation allowance	25.62%		21%
Effective tax rate	0%		0%

In accordance with FASB ASC 740 “Income Taxes”, valuation allowances are provided against deferred tax assets, if based on the weight of available evidence, some or all of the deferred tax assets may or will not be realized. The Company has evaluated its ability to realize some or all of the deferred tax assets on its balance sheet for the coming year and has established a valuation allowance in the amount of $26,848 at December 31, 2018. The valuation allowance increased in 2018 by $25,032.

Note 7 – Related Party Transactions

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

On October 29, 2017 the Company entered into a loan agreement with an officer of the Company for $1,200. The terms of the note are disclosed in Note 3.

On February 6, 2018 LED Technology Group LLC, an affiliate, assigned its patent for a lighting apparatus with light-emitting diode chips and remote phosphor layer to the Company. On February 2, 2018 the CEO and Treasurer of the Company assigned their patent pending for a method for an LED product filtering engine to the Company. There was no consideration paid or due for those assignments.

Note 8 – Subsequent Events

The Company has evaluated events subsequent to the balance sheet date through August 27, 2019 the date these financial statements were available to be issued and has determined there are no other events that would require adjustment to, or disclosure in, the financial statements.

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Item 4.	Exhibits

Index to Exhibits

Exhibit
Number	Exhibit Description

2.1*	Amended and Restated Articles of Incorporation
2.2*	Bylaws
3.1*	Specimen Stock Certificate
3.2*****	Form of Lock-up and Resale Restriction Agreement
3.3	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and GPL Ventures, LLC
4.1***	Form of Subscription Agreement
6.4*	Employment Agreement of Adam Green
6.5*	Employment Agreement of Eric Gutmann
6.6**	GPL Convertible Promissory Note dated December 14, 2017
6.7**	GPL Convertible Promissory Note dated March 22, 2018
6.8	GPL Convertible Promissory Note dated May 20, 2019
6.8**	Gutmann Promissory Note dated October 29, 2017
6.9*****	Note Extension Agreement dated November 8, 2018
6.10*****	Note Extension Agreement dated December 13, 2018
6.11*****	Note Extension Agreement dated March 21, 2019
6.12**	Study of home improvement store customers
6.13**	Minivest Agreement
15.1*	Patent
15.2*	Patent Application

__________________

*	Previously filed with the Company’s Form 1-A filed with the SEC on March 23, 2018.
**	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 12, 2018.
***	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 31, 2018.
****	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on November 26, 2018.
*****	Previously filed with the Company’s Form 1-K filed with the SEC on April 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Decision, Inc.

Date:	August 27, 2019	By:	/s/ Adam Green
Adam Green, Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam Green	Chief Executive Officer	August 27, 2019
Adam Green	(Principal Executive Officer)

/s/ Eric Gutmann	Chief Financial Officer	August 27, 2019
Eric Gutmann	(Principal Financial Officer and Principal Accounting Officer)

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